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                               File No. 70-
                                            ----

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              ----------------------------------------------------

                                    FORM U-1

                           APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ----------------------------------------------------

                         THE COLUMBIA GAS SYSTEM, INC.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
              ----------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)


                         THE COLUMBIA GAS SYSTEM, INC.
              ----------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)


                           J.W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
              ----------------------------------------------------
                    (Name and address of agent for service)

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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION


        (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

Introduction

        The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U.S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (the "Act"), is seeking authority, consistent with Commission precedent, to provide consulting services to associate and nonassociate companies and to engage in activities contemplated by the Gas Related Activities Act of 1990 ("GRAA"), on an international basis. It is contemplated that Columbia would engage in these activities through one or more of its existing nonutility subsidiaries or through one or more newly-formed subsidiaries (collectively, the "Foreign Energy Subsidiary"). The Foreign Energy Subsidiary, in turn, may form one or more special-purpose subsidiaries to invest, directly or indirectly, in entities such as corporations, limited liability companies, partnerships or other entities that derive substantially all of their revenues from foreign consulting or gas-related activities under the GRAA.

        Such activities would be funded through a combination of short-term and long-term, open account advances and other financing transactions as may be authorized by Rules 45 and 52 and other applicable rules, regulations and orders under the Act.

        The Commission is requested to authorize Columbia to designate or establish the Foreign Energy Subsidiary and to authorize the initial funding of the foreign consulting and foreign gas-related activities, as may be required. Columbia also seeks authority to engage currently in preliminary development activities in connection with foreign gas-related projects, but asks the Commission to reserve jurisdiction over the acquisition of a security or an interest in the business of a nonaffiliated entity engaged in such activities, pending completion of the record.



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     1. FOREIGN CONSULTING

     Columbia seeks authority for the Foreign Subsidiary to provide consulting services, including but not limited to project development, engineering, design, construction and construction management, storage, gas control, geologic, fuel management, operating and maintenance services and other similar kinds of managerial and technical services to associate and nonassociate companies in connection with foreign utility and gas-related activities. See Southern Co., Holding Co. Act Release No. 26212 (Dec. 30, 1994). See also Consolidated Natural Gas Co., Post-effective Amendment No. 6 in File No. 70-8759 (requesting release of jurisdiction over foreign consulting activities). The Foreign Subsidiary may render such services using its own work force, independent contractors, and personnel and other resources of the Columbia system as permitted by Section 13 and the rules thereunder.(1) It is also contemplated that, in conjunction with providing services to nonassociates, the Foreign Subsidiary may enter into separate agreements to sell or license intellectual property it has created or acquired from nonassociate companies in connection with its authorized business.

     The Foreign Subsidiary will not undertake any service activities if, as a result thereof, it would become a public utility company within the meaning of the Act. Columbia's utility subsidiaries will not seek recovery through higher rates to its customers to compensate the Columbia system for any possible loss it may sustain by reason of the proposed consulting or gas related activities.

     2. FOREIGN GAS-RELATED ACTIVITIES

     In view of the increasingly global nature of the energy business, it is both necessary and appropriate for Columbia or its subsidiaries on a world-wide basis to apply the expertise that they have gained in their domestic activities. Accordingly, Columbia seeks authority for the Foreign Subsidiary to engage in activities contemplated by the GRAA internationally. To the extent, these activities involve the transportation or storage of natural gas within the meaning of Section 2(a) of the GRAA, or are otherwise related to the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar

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(1) Columbia requests authority, pursuant to Rule 53(a)(3), for the Foreign
Subsidiary to contract with Columbia's domestic public-utility subsidiary companies to provide services to foreign utility companies or foreign exempt wholesale generators in which Columbia may hereafter, directly or indirectly, hold an interest. Columbia represents that no more than two percent of the employees of the domestic public-utility companies will render services, at any one time, to such foreign utility companies or foreign exempt wholesale generators.

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activities within the meaning of Section 2(b) of the GRAA (to the extent they have been previously approved by the Commission), they would be exempted by Rule 58 if they were conducted within the United States.(2)

        The Commission, however, has determined that the GRAA is not limited to activities within the United States, and has authorized investments in foreign gas-related projects on a case-by-case basis. See Consolidated Natural Gas
Co., Holding Co. Act Release No. 26253 (May 30, 1996), Holding Co. Act Release No. 26595 (Oct. 25, 1996) and Holding Co. Act Release No. 26608 (Nov. 19, 1996)
(collectively, the "CNG International Orders"). Accordingly, consistent with the CNG International Orders, Columbia is asking the Commission to reserve jurisdiction over its request to engage in foreign gas-related activities, pending completion of the record with respect to specific projects.

        3. Money Pool

        In its order dated December 23, 1996 (File No. 70-8925; Holding Company Act Release No. 26634), the Commission reserved jurisdiction over participation in Columbia's Money Pool by new direct or indirect subsidiaries of Columbia engaged in new lines of business. Columbia hereby requests that the Commission lift this reservation with respect to participation in the Money Pool by those direct and indirect subsidiaries that are formed pursuant to the specific authorization sought herein.

                                 *  *  *  *  *

        Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period, has led to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid these problems in the future, Columbia hereby designates a period from the date of the order in this matter to December 31, 2002 as the period in which it will carry out transactions authorized in this order.

                                 *  *  *  *  *
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2. To the extent that certain Section 2(b) activities have not been previously approved by the Commission, Columbia will file a post-effective amendment seeking such further approval as may be necessary.
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     The conditions of Rule 54 are satisfied: At present, Columbia has no
"aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. Copies of this application and all amendments thereto will be submitted to each of the state regulators having retail rate jurisdiction over companies in the Columbia system. In addition, Columbia will submit to each commission a copy of any Rule 24 certificate required hereunder, as well as a copy of Item 9 of Consolidated's Form U5S, including Exhibits G and H thereof. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

     (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

     Not applicable.

     (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

     Not applicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

     Not applicable.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal Fees ....................................................    $ 7,500
                                                                   --------

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
Total .....................................................  $ 7,500
                                                             ========

     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

     (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     The proposed transactions are jurisdictional under Sections 6, 7, 9, 10 and 13 of the Act and rules thereunder, Rule 54, and the Gas Related Activities Act of 1990.

     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

     Not Applicable.

ITEM 4. REGULATORY APPROVAL

     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U.S. Securities and Exchange Commission) over the proposed transaction.

     The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. Columbia has complied with the requirements of Rule 54, by reference to Rule 53(a)(4), by submitting a copy of this Application-Declaration to the public utility commissions in Kentucky, Maryland, Ohio, Pennsylvania and Virginia.

     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (1) of this item in connection with the proposed transaction.

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ITEM 5. PROCEDURE

        (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

        It is requested that the Commission issue its Notice by October 30, 1997 and its order on or before November 30, 1997.

        (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

        Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        (a) Exhibits

        F. Opinion of Counsel for Columbia and Subsidiaries (to be filed by Amendment).
        G.  Proposed Notice.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

        (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.



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        The proposed transactions subject to the jurisdiction of this
Commission have no environmental impact in and of themselves.

        (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

        No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

        The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                        THE COLUMBIA GAS SYSTEM, INC.


DATE: October 14, 1997                  BY: /s/ M. W. O'Donnell
                                           -----------------------------
                                           M. W. O'Donnell,
                                           Senior Vice President
                                           & Chief Financial Officer



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EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.         )

October   , 1997


        The Columbia Gas System, Inc. ("Columbia"), 12355 Sunrise Valley Drive, Suite 300, Reston, Virginia, a Delaware corporation and a registered holding company under the Act, has filed an application-declaration under sections 6, 7, 9, 10 and 13 of the Act and Rule 54 promulgated thereunder and the Gas Related Activity Act of 1990.

        Columbia requests authorization to provide consulting services, such as project development, engineering, design, construction and construction management, storage, gas control, geologic, fuel management, operating and maintenance services and other related services, to associate and nonassociate companies and to engage in activities contemplated by the Gas Related Activities Act of 1990 (the "GRAA"), in each case on an international basis, through one or more existing non-utility subsidiaries or through newly-formed subsidiaries (collectively, "Foreign Energy Subsidiary"). Such Foreign Energy Subsidiary may, in turn, form special purpose subsidiaries to invest in entities such as corporations, limited liability partnerships or other entities that derive substantially all of their revenues from foreign consulting or gas-related activities under the GRAA. Columbia requests that the Commission authorize it to form the Foreign Energy Subsidiary and to fund the initial foreign consulting and foreign gas-related activities as required. Columbia also requests authorization to engage in preliminary development activities in connection with foreign gas-related projects, but asks that the Commission reserve jurisdiction over the acquisition of a security or interest in the business of a nonaffiliated entity engaged in such activities, pending completion of the record.

        The Foreign Subsidiary will not undertake any service activities if, as a result thereof, it would become a public utility company within the meaning of the Act. Columbia's utility subsidiaries will not seek recovery through higher rates to its customers to compensate the Columbia system for any possible loss it may sustain by reason of the proposed consulting or gas related activities.

        The application-declaration and any amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their
views in writing by            , to the
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Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and
serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.



                                        Jonathan G. Katz
                                           Secretary